Delisting Determination, The Nasdaq Stock Market, LLC, October 27, 2022, Molecular Data Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the American Depositary Shares of Molecular Data Inc., effective at the opening of the trading session on November 7, 2022. Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on May 24, 2022.
The Company appealed the determination to a Hearings Panel (Panel) on May 31, 2022. On June 17, 2022, Exchange Staff issued a new delist determination for the Company failure to meet the requirements in Listing Rule 5250(c)(1). The Company appeared before the Panel on June 30, 2022. On July 8, 2022, the Panel granted the Company request to remain listed subject to certain conditions. On September 2, 2022, the Panel issued a delist decision based on the Company failure to comply with the terms of the exception granted by the Panel and notified the Company that trading in its securities would be suspended on September
7, 2022. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company common stock became final on October 17, 2022.